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SEC 05036119 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 48483

RECEIVED MAIL PROCESSING FEB 28 2005 WASH. D.C.

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Growth Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
301 Carlson Parkway, Suite 120
(No. and Street)

Minnetonka MN 55305
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerry Fitterer (952)541-0677
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center Minneapolis, MN 55402
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, James R. Jundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Growth Investments, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TROY DONALD BOCKSELL
Notary Public
Minnesota
My Commission Expires January 31, 2009

Notary Public

Signature

Chairman

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

# Independent Auditors' Report

The Board of Directors and Shareholder
U.S. Growth Investments, Inc.:

We have audited the accompanying statement of financial condition of U.S. Growth Investments, Inc. (the Company) as of December 31, 2004, and the related statements of operations, stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Growth Investments, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 11, 2005

**U.S. GROWTH INVESTMENTS, INC.**

Statement of Financial Condition

December 31, 2004

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 813,387 |
| Deferred sales commissions | | 359,455 |
| Distribution fees receivable | | 45,826 |
| Due from Jundt Associates, Inc. (note 2) | | 41,903 |
| Other prepaids | | 34,237 |
| Commissions receivable | | 22,062 |
| Prepaid commissions expense | | 13,686 |
| Total assets | $ | 1,330,556 |
| **Liabilities and Stockholder's Equity (Deficit)** | | |
| Liabilities: | | |
| Commission and distribution fees payable | $ | 22,583 |
| Other accrued expenses | | 19,800 |
| | | 42,383 |
| Subordinated loans (note 4) | | 2,485,000 |
| Stockholder's equity (deficit) (note 5): | | |
| Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares | | 100 |
| Additional paid-in capital | | 749,900 |
| Accumulated deficit | | (1,946,827) |
| Total stockholder's equity (deficit) | | (1,196,827) |
| | $ | 1,330,556 |

See accompanying notes to financial statements.

## (1) Summary of Significant Accounting Policies

### *(a) Nature of Business*

U.S. Growth Investments, Inc. (the Company) was incorporated in the state of Minnesota on April 28, 1995 and is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is wholly owned by James R. Jundt, the Chairman and Chief Executive Officer of Jundt Associates, Inc. (Jundt Associates), an affiliated investment adviser. The Company is the underwriter and distributor of the Jundt mutual funds (the Funds). Jundt Associates provides the Company with personnel and operational and administrative support. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of Jundt Associates.

### *(b) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *(c) Sales Charges*

Commission revenue from the sale of Fund shares subject to a front-end sales charge (FESC) is recorded at the time of sale.

Commission expense is paid to broker/dealers by the Company for the sale of certain Fund shares sold without a FESC. These amounts are amortized over five to six years, depending on the date of sale, as commissions expense. This corresponds with the period the deferred sales commissions are expected to be recovered from distribution fees and contingent deferred sales charges (CDSCs). CDSCs received by the Company from redeeming shareholders reduce unamortized deferred sales commissions first, with any remaining amount recorded as commission revenue. Included in commission expense is $167,271 of amortization related to deferred sales commissions.

### *(d) Statement of Cash Flows*

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

## (2) Related-party Transactions

The Company receives underwriting commissions from the sales of shares of the Funds. The Company also receives distribution fees equal to a percentage of average daily net assets from the Funds, pursuant to plans of distribution adopted under Rule 12b-1 of the Investment Company Act of 1940. For the year ended December 31, 2004, the Company received underwriting commissions and distribution fees of $656,601.

Jundt Associates provides the Company with personnel and operational and administrative support.



(Continued)

Included in the Due from Jundt Associates, Inc. on December 31, 2004 was $34,969 related to the renegotiation of a contract addendum for commission expenses paid to a third-party dealer as discussed at note 7.

## (3) Income Taxes

The Company has elected to be taxed as an S corporation and, as such, is not subject to federal or state income taxes. The Company's taxable income is included in the individual income tax return of the stockholder.

## (4) Subordinated Loans

The total borrowings under subordination agreements entered into with the sole owner of the Company, James R. Jundt, are $2,485,000 at December 31, 2004. At December 31, 2004, these borrowings consist of three subordinated notes in the amounts of $500,000, $985,000, and $1,000,000, with interest rates of 7.00%, 7.51%, and 7.50%, respectively. Principal amounts are due on September 30, 2006 (interest accrued and paid for monthly), February 1, 2007 (interest accrued and paid for monthly), and March 31, 2007 (interest accrued and paid for monthly), respectively. These maturity dates reflect the maturity extensions executed during the current year. No changes to the rates or principal amounts were made as part of this amendment.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. As of December 31, 2004, the Company had accrued interest payable of $0 related to the subordinated borrowings.

## (5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2004, the Company had net capital of $778,638, which is $773,638 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.05 to 1.

## (6) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

## (7) Other Income

Interest and other income includes $34,969 resulting from the renegotiation of a contract addendum for commission expenses paid to a third-party dealer. The amended terms of the contract were applied retroactively for the period January 1, 2001 through December 31, 2003.